                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   ComVest Venture Partners L.P.
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   (Last)               (First)                 (Middle)

830 Third Avenue
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                                    (Street)

New York               New York                 10022
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

Intraware, Inc. (ITRA)
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

13-4124841
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4. Statement for Month/Year

November 2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|  Form filed by one Reporting Person
   |X|  Form filed by more than one Reporting Person

================================================================================

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                     6.
                                                      4.                              5.             Owner-
                                                      Securities Acquired (A) or      Amount of      ship
                                         3.           Disposed of (D)                 Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                           2.            Code         ----------------------------    Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
-------------------------------------------------------------------------------------------------------------------------
Common Stock (1)           11/06/01       C                 200,008   A      $.83                       D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/09/01       S                 200,000   D      $.58                       D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/12/01       X               2,160,000   A      $.01                       D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/12/01       X                504,0000   A      $.01                       I         (3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/12/01       X                  28,723   D      $.752                      D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/12/01       X                   7,029   D      $.717                      I         (3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       X                 840,000   A      $.01                       D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       X                 196,000   A      $.01                       I         (3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       X                   8,768   D      $.958       3,258,628      D (2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       X                   2,046   D      $.958                      I         (3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       J                 485,819   D           (4)      205,106      I         (3)
-------------------------------------------------------------------------------------------------------------------------
Common Stock               11/27/01       J                  68,105   A           (4)       68,105      D (4)
-------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

----------
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                 2.                                                                                       Deriv-    Form of
                 Conver-                       5.                              7.                         ative     Deriv-   11.
                 sion                          Number of                       Title and Amount           Secur-    ative    Nature
                 or                            Derivative    6.                of Underlying     8.       ities     Secur-   of
                 Exer-             4.          Securities    Date              Securities        Price    Bene-     ity:     In-
                 cise     3.       Trans-      Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                 Price    Trans-   action      or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.               of       action   Code        of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of         Deriv-   Date     (Instr.     (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative       ative    (Month/  8)          4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security         Secur-   Day/     ------    --------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)       ity      Year)    Code V    (A)     (D)     cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series B-1       $.83     11/06/01  X                16,612  immed        N/A  Common    200,008          183,388   D (2)
Convertible                                                                    Stock
Preferred
Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
Warrants to      $.01     11/12/01  X             2,160,000  immed    8/31/06  Common  2,160,000                    D (2)
Purchase Common                                                                Stock
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to      $.01     11/12/01  X               504,000  immed    8/31/06  Common    504,000                    I        (3)
Purchase Common                                                                Stock
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to      $.01     11/27/01  X               840,000  immed    8/31/06  Common
Purchase Common                                                                Stock     840,000          -0-       D (2)
Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrants to      $.01     11/27/01  X               196,000  immed    8/31/06  Common
Purchase Common                                                                Stock     196,000          -0-       I        (3)
Stock
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:
See attached footnotes.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

ComVest Venture Partners, LP
By: ComVest Management LLC, its general partner


/s/ Michael Falk                                                 1/7/02
---------------------------------------------            -----------------------
**  Signature of Reporting Person                                 Date
    Michael S. Falk
    Manager

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

FOOTNOTES

(1) This transaction reflects the conversion of Series B-1 Preferred Stock (the "Preferred Stock") originally issued with a conversion price of $1.00, which conversion price was reduced to $.83 due to anti-dilution provisions of the Preferred Stock and the issuance of securities by Intraware, Inc. in August and September 2001. The Preferred Stock was issued in August 2001 in an exchange with Intraware, Inc. for a similar series of preferred stock originally issued April 2, 2001.

(2) These shares acquired are owned directly by, and these shares and warrants disposed of were owned directly by, ComVest Venture Partners, LP ("ComVest"). The general partner of ComVest is ComVest Management, LLC, which is wholly-owned by Commonwealth Associates Management Company, Inc. ("CAMC"). Michael S. Falk ("Falk"), who is also a director of Intraware, Inc., is the chairman and principal shareholder of CAMC. Falk disclaims beneficial ownership of the securities held by ComVest other than that portion which corresponds with his interest in ComVest.

(3) These shares acquired are owned directly by, and these shares and warrants disposed of were owned directly by, Commonwealth Associates, L.P.
("Commonwealth"). CAMC is the general partner of Commonwealth. Falk disclaims beneficial ownership of the securities held by Commonwealth other than that portion which corresponds with his interest in Commonwealth.

(4) On November 27, 2001, Commonwealth distributed 485,819 shares of the Issuer's Common Stock to certain affiliates and employees of Commonwealth for no cash consideration, including 68,105 shares which it distributed to Falk.

                    JOINT FILER INFORMATION AND AUTHORIZATION

Name:                      ComVest Management LLC
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      November 2001

Signature:                 By: /s/ Michael S. Falk
                              --------------------------------------------------
                                   Michael S. Falk, Manager


Name:                      Commonwealth Associates Management Company, Inc.
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      November 2001

Signature:                 By: /s/ Joseph Wynne
                              --------------------------------------------------
                                   Joseph Wynne, Chief Financial Officer


Name:                      Michael S. Falk
                           830 Third Avenue
                           New York, New York 10022

Designated Filer:          ComVest Venture Partners, LP

Issuer & Ticker Symbol:    Intraware, Inc.  (ITRA)

Statement Month/Year:      November 2001

Signature:                 /s/ Michael S. Falk
                           -----------------------------------------------------
                               Michael S. Falk